Exhibit 21

Subsidiaries of Twin Cities Power Holdings, LLC

Company Name	Jurisdiction of Organization
TC Energy Trading, L.L.C.	Minnesota
Chesapeake Trading Group, L.L.C.	Minnesota
Twin Cities Power Services, L.L.C.	Minnesota
Vision Consulting, L.L.C.	Minnesota
Summit Energy, L.L.C.	Minnesota
Cygnus Partners, L.L.C.	Minnesota
Cygnus Energy Futures, L.L.C.	Minnesota
Twin Cities Energy, L.L.C.	Minnesota
Twin Cities Power — Canada, Ltd.	Alberta, Canada